Antarctica Advisors, LLC

Financial Statements
And
Report of Independent Registered Public Accounting Firm

December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69288

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Antarctica Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

175 SW 7th St., Ste 1711
(No. and Street)

Miami	FL	33130
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions LLC
(Name – if individual, state last, first, and middle name)

2000 Banks Road, Ste. 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

4/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ignacio Kleiman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Antarctica Advisors, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LUIS CAMINA
Notary Public - State of Florida
Commission # HH 313691
My Comm. Expires Sep 19, 2026

Signature:

Title:
Managing Partner

Luis Camina
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Antarctica Advisors, LLC
Index
December 31, 2024

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Antarctica Advisors, LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Antarctica Advisors, LLC** (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions, LLC
We have served as **Antarctica Advisors, LLC** auditor since 2020.
Coral Springs, Florida
February 6, 2025

Antarctica Advisors, LLC
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash and cash equivalents	$	1,359,356
Prepaid expenses		6,455
Operating lease right-of-use assets		527,774
Accounts receivable, net		25,000
Other receivables		15,136
Other assets		14,026
TOTAL ASSETS	**$**	**1,947,747**
LIABILITIES AND MEMBER'S EQUITY		
Accrued expenses and other liabilities	$	12,135
Operating lease liabilities		527,774
TOTAL LIABILITIES		539,909
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
MEMBER'S EQUITY:		
Member's equity		1,407,838
TOTAL MEMBER'S EQUITY		1,407,838
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,947,747**

The accompanying notes are an integral part of this financial statement.

1. NATURE OF BUSINESS

Antarctica Advisors, LLC (the "Company") is a Florida limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) approved on February 12, 2014. The Company is wholly-owned by i2 Advisory, LLC. The Company's operations consist of Mergers and Acquisitions advisory activities to corporate clients specializing in the global food industry.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Statement of Cash Flows and Concentrations

For purposes of the statement of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company maintains three bank accounts which totaled $1,359,356 as of December 31, 2024, which was in excess of $1,109,356 over the federally insured limit of $250,000 on the accompanying statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2024 and the reported amount of revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements. Such estimates include allowance for credit losses, and useful lives of right-of-use assets.

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606 Revenue from Contracts with Customers. Advisory fees include fees earned from advisory services. The Company recognizes advisory fees by engagement as monthly nonrefundable retainers and success fees at the time the transaction is complete at the point when performance obligation is met. Revenue is generated from a single transaction price and there is no need to allocate the amounts across more than a single revenue stream. The Company earns interest and dividend income from its cash equivalents and securities owned. Interest and dividend income are not within the scope of ASC 606.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable from Customers and Other Receivables

The Company adopted ASU 2016-13 Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. Credit losses are provided for on the allowance method based on historical experience and management's estimation of credit losses on outstanding receivables. Receivables are written off against the allowance based on the individual credit evaluation and specific circumstances of the client. As of December 31, there was no allowance for uncollectible amounts.

Accounts receivable are stated at the amount the Company expects to collect. An allowance for credit losses is maintained for estimated losses resulting from the inability of customers to make required payments. We consider the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. We provide for estimated uncollectible amounts through a charge to earnings and a credit to the valuation allowance. Balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. There was no allowance for doubtful accounts as of December 31, 2024.

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions.

For the year ended December 31, 2024 the Company did have an accounts receivable from mergers and acquisition advisory fees in the amount of $25,000. Management determined that no allowance for doubtful accounts was necessary as of December 31, 2024. The Company determined that a credit loss was necessary as of December 31, 2024 in the amount of $54,341.

As of December 31, 2024, the Company had other receivables of $15,136 associated with open projects as an expense reimbursable associated with travel fees.

Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Member. Tax years that remain subject to a U.S. Federal Income Tax examination are 2022, 2023 and 2024. There is no interest or penalties recognized in the statement of operations.

The Company follows the provisions of accounting in ASC 740-10, *Accounting for Uncertainty in Income Taxes.* The Codification requires the evaluation of tax positions taken or expected to be taken in the Company's tax returns and does not allow recognition of tax positions which do not meet a "more-likely-than not" threshold of being sustained by the applicable tax authority. Management does not believe it has taken any tax positions that would meet this threshold.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

As of January 1, 2019, the Company adopted ASU 2016-02, "Leases". The Company adopted the standard using the modified retrospective approach requiring no cumulative-effect adjustment to member's equity recorded at the beginning of the period of adoption. Therefore, the Company recognized and measured leases without revising prior year comparative period information or disclosure. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply (see Note 8).

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure that have occurred subsequent to December 31, 2024 through February 6, 2025, which is the date the financial statements were available to be issued and determined there are no items to disclose or would be required to recognized.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Marketable Securities Owned, at Fair Value

As of December 31, 2024, there were no marketable securities as it was sold during the year.

Recent Accounting Pronouncement

In November 2023, the FASB issued ASU 2023-07, which introduces improvements to the information that a broker dealer discloses about its reportable segments and addresses investor requests for more information about reportable segment expenses. The ASU does not change the current guidance related to the identification of operating segments, the determination of reportable segments, or the aggregation criteria. Rather, the new guidance introduces additional disclosure requirements and expands those requirements to entities with a single reportable segment, not just entities with multiple reportable segments. The Company has determined that it operates in a single segment.

3. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. There are no ongoing or threatening matters as of December 31, 2024.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the “SEC” Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $1,321,125 which was $1,316,125 in excess of its required net capital of $5,000. The Company’s ratio of aggregate indebtedness to net capital was 0.01 to 1 as of December 31, 2024.

5. RELATED PARTY TRANSACTIONS

On November 1, 2021, the Company entered into a lease agreement with RE Management Company LLC. to provide office space to the Company. RE Management Company LLC indirectly owned by the member of the “i2Advisory, LLC”. The Company has a security deposit of $12,000 with RE Management LLC included in other assets reflected in the accompanying statement of financial condition as of December 31, 2024.

6. FURNITURE, FIXTURES, AND EQUIPMENT

Furniture, fixtures, and equipment at December 31, 2024 consisted of the following:

Furniture, fixtures, and equipment	9,821
Less: Accumulated depreciation	(9,821)
	$ -

Based on their estimated useful life, depreciation is calculated over 5 years.

7. LEASES

The Company’s current operating lease portfolio is primarily comprised of office space. Upon adoption of this standard, the Company recognized a right-of-use asset and lease liability related to substantially all lease arrangements.

The Company’s lease with RE Management Company LLC is a 10-year office lease. The Company has a security deposit amounting to $12,000 reflected within other assets in the accompanying statement of financial condition. As of December 31, 2024, the Company has operating lease right-of-use assets and operating lease liabilities of $527,774 in the accompanying statement of financial condition.

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2024:

Weighted average remaining lease term-operating lease:	**6 yrs., 8 months**
Weighted average discount rate-operating lease:	**9.5%**

7. LEASES (CONTINUED)

Future payments required under the Company's lease liabilities together with their present value as of December 31, 2024, are as follows:

For the year ending December 31,	Amount
2025	$ 90,000
2026	90,000
2027	90,000
2028	90,000
2029	90,000
Thereafter	180,000
Total payments due under operating lease liabilities	**630,000**
Less discount to present value	(102,226)
Total operating lease liabilities	**$ 527,774**